388 Greenwich Street
New York, NY 10013

FOIA CONFIDENTIAL TREATMENT REQUEST

February 11, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR.

VIA EDGAR CORRESPONDENCE

Ms. Michelle Miller

Mr. Dave Irving

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F Street, NE Mail Stop 4720
Washington, DC 20549

Re: Request for Confidential Treatment under 17 C.F.R. § 200.83

Citigroup Inc.

Form 10-Q for the Period Ending June 30, 2020

Filed August 5, 2020

File No. 001-09924

Dear Ms. Miller and Mr. Irving:

In connection with our response to certain of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 28, 2021 as part of its review of Citigroup Inc.’s (“Citigroup” or “Citi”) Form 10-Q for the period ending June 30, 2020 filed with the Commission on August 5, 2020, Citigroup hereby requests, in accordance with Rule 83 of the Rules of Practice (“Rule 83”) of the Commission (17 C.F.R. § 200.83), that the Commission accord confidential treatment under the Freedom of Information Act (the “FOIA”) certain portions (the “Confidential Portions”) of this letter. The Confidential Portions are set out in Appendices A and B hereto. In accordance with the Commission’s regulations, each page of this letter and Appendices A and B bear the designation “Confidential Treatment Requested by Citigroup Inc.” and an identifying number (C0001 to C0133). A copy of this letter that omits the Confidential Portions will be separately filed with the Commission via the EDGAR system.

Confidential Treatment Requested by Citigroup Inc.     C00001

If any person (including, but not limited to, any government employee who is not an employee of the Commission) should request an opportunity to inspect or copy any or all of the Confidential Portions, I request that I be (i) promptly notified of such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to any such request); and (iii) given sufficient advance notice of any intended release of the Confidential Portions so that Citigroup, if it deems it necessary or appropriate, may pursue any remedies available. I would likewise appreciate being advised promptly as to any determination not to accord confidential treatment to the Confidential Portions. In the event the Commission is inclined to release the Confidential Portions, I request that I be notified by telephone at the number listed below. If the Commission is not satisfied that the Confidential Portions are exempt from disclosure pursuant to the FOIA, Citigroup stands ready to supply further evidence and would request, in such event, a hearing on this claim of exemption.

In addition, I hereby respectfully request that, upon termination of the Commission’s assessment, the documents delivered to the Commission, and all copies thereof made by the Staff, be destroyed.

This request is not to be construed as a waiver of any other protection from disclosure or confidential treatment accorded by law, and Citigroup will rely on and invoke any such confidentiality protection.

Pursuant to Rule 83 of the FOIA, notices or questions relating to this letter and the Confidential Portions, and any request for disclosure of the foregoing pursuant to the FOIA, should be directed to the following:

Robert Traficanti Global Head of Accounting Policy Two Court Square Long Island City NY - New York US 11101 +1 347-648-7721 traficantir@citi.com
With a copy to:

Johnbull Okpara Citigroup Controller and Chief Accounting Officer 388 Greenwich Street New York NY - New York US 10013 +1 212-816-6603 johnbull.okpara@citi.com

Enhancement of Citigroup’s financial statements and disclosures is an objective that we share with the Staff and one that we consider in all our filings. This letter sets forth Citigroup’s responses to the Staff’s comments contained in the Staff’s letter dated January 28, 2021.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Confidential Treatment Requested by Citigroup Inc.     C00002

Form 10-Q for the Period Ending June 30, 2020

Note 1. Basis of Presentation, Updated Accounting Policies and Accounting Changes Voluntary Change in the Accounting for Variable Post-Charge-Off Third-Party Collection Costs, page 109

1.	We have reviewed your response to prior comment 1 related to the change in accounting for variable post charge-off third party collection costs. The staff objects to the Company’s conclusion that this change represents a change in accounting estimate effected by a change in accounting principle, but would not object to the company accounting for the change as a change in accounting principle. Please revise your filings to correct this error, or provide a materiality analysis to support your conclusion that the impact of the error is not material.

Response:

Citi performed a materiality analysis (refer to Appendix A). Based on this analysis, Citi concluded that the revisions were not material, both quantitatively and qualitatively.

Although the impact of the change is immaterial, Citi revised its full year and quarterly results to reflect this change as if it were effective as of January 1, 2020 (impacts to 2018 and 2019 were de minimis). These revisions have been disclosed in Citi’s 4Q’20 Earnings Release Supplement and the earnings presentation. Citi plans to disclose these revisions in the MD&A, Note 1, Note 15 and Note 29 (quarterly information) of the 2020 Form 10-K as well.

2.	Additionally, please provide us with your internal control over financial reporting and disclosure controls and procedures assessment in relation to this accounting error. Please ensure your response addresses the following:

The points below respond to your questions and are referenced to the applicable section in Citi’s assessment of its Internal Control over Financial Reporting (ICFR) included in Appendix B.

•	Explain the timing of the decision to make a change in accounting principle and the controls in place over such change, including controls over assessing the materiality and when to record the change;

Response:

Timing of Decision

Citi’s consideration of its accounting for third-party collection costs arose in 3Q’19, as part of our CECL implementation analysis.  Although such costs were not in the scope of CECL, Citi learned as part of industry discussions, that certain other peer banks recorded such costs as operating expenses, rather than as a reduction of recoveries in the ACL calculation.  As such, Citi assessed the preferred method of accounting and concluded that the nature of these costs is better reflected as operating expenses. In order to ensure an effective implementation, a task force and steering committee were formed with members from multiple groups represented to plan for and make the change. By June 2020, Citi had completed the necessary steps for the North America credit card operations to record the accounting change. Refer to Appendix B, “Timing of Accounting Change Including Discussion of Data and Control Requirements” in the ICFR analysis for related documentation.

Confidential Treatment Requested by Citigroup Inc.     C00003

Timing of Accounting Change

During 2Q'20, Citi made a voluntary change to its accounting for variable post-charge-off third-party collection costs whereby these costs were accounted for as an increase in expenses as incurred rather than a reduction in expected credit recoveries. As a result of this change, Citi had a consumer ACL release of $426 million in 2Q’20 for its U.S. cards portfolios and $122 million in 3Q’20 for its international cards portfolios. Refer to Appendix B, “Overview” in the ICFR analysis for related documentation.

Controls In Place

This voluntary change in accounting was subject to the suite of entity level and process level controls discussed in Appendix C of the ICFR Analysis (refer to Appendix B included in this letter for the ICFR analysis).

Risk and Materiality Assessment Prior to Recording the Accounting Change

Before recording this accounting change in 2Q’20, the Global Head of Accounting Policy and the interim Citigroup Controller and Chief Accounting Officer discussed the nature and estimated size of this accounting change and determined that the amount was immaterial, based on both quantitative and qualitative factors as documented in Appendix B, “Risk and Materiality Assessment Prior to Recording the Accounting Change” in the ICFR analysis, which is separate from the Materiality Analysis in Appendix A of this letter.

•	Please describe the control deficiencies, in reasonable detail, that led to the incorrect accounting for the change, and how you evaluated the severity of each identified control failure for each period it existed. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Include in your analysis a description of the maximum potential amount or total amount of transactions exposed to the deficiency and explain how you made that determination;

Confidential Treatment Requested by Citigroup Inc.     C00004

Response:

Citi also assessed whether the incorrect accounting for the change was the result of a material weakness in internal controls and have concluded this does not give rise to a material weakness. Refer to Appendix B, “Internal Control Deficiency and Severity Analysis” (step 4) in the ICFR analysis.

•	Tell us whether you evaluated if there were any deficiencies in your control environment, monitoring, information and communication, or risk assessment controls and processes as a result of the accounting error, and if so, how you evaluated the severity of those deficiencies; and

Response:

Citi also assessed whether the incorrect accounting for the change was the result of a material weakness in internal controls specifically related to control environment, monitoring, information and communication, or risk assessment controls and have concluded this does not give rise to a material weakness. Refer to Appendix B, “Internal Control Deficiency and Severity Analysis” (step 2) in the ICFR analysis.

•	Tell us of any changes or improvements in your internal controls over financial reporting you plan to make as a result of this accounting error including the timing of such changes.

Response:

To mitigate future instances of this misstatement occurring, Citi will enhance its control framework consistent with the description in Appendix B, “Planned changes or improvements in internal controls over financial reporting” in the ICFR analysis.

* * * * *

Confidential Treatment Requested by Citigroup Inc.     C00005

If you have any questions or require additional information, please do not hesitate to contact me at traficantir@citi.com.

Sincerely,

Robert Traficanti

Global Head of Accounting Policy

cc:	Johnbull Okpara

Citigroup Controller and Chief Accounting Officer

Mark A. L. Mason

Chief Financial Officer

Michael L. Corbat

Chief Executive Officer

Confidential Treatment Requested by Citigroup Inc.     C00006